Exhibit 99.1

FOSTER CITY, CA, UNITED STATES, November 19, 2025

Apollomics Inc. (“Apollomics” or the “Company”) (Nasdaq: APLM) announced today entering into a settlement agreement (the “Settlement Agreement” or the “Agreement”) with TWVC Goldlink Partners Investment Limited and TWVC Panglin Group Investment Limited (together, “TWVC”), entities represented by Triwise Capital Management Ltd, in connection with the litigation previously filed in the Grand Court of the Cayman Islands (the “Cayman Litigation”). The Cayman Litigation involved claims by two minority shareholders relating to the requested redemption of preferred shares of the Company before the consummation of the Company’s merger with Maxpro Capital Acquisition Corporation in 2023.

The Settlement Agreement fully resolves all disputes between the Company and TWVC. Under the Agreement, the Company has agreed to pay TWVC a total of US$5 million in cash, to be made in several installments over a period of two years, plus approximately US$879,757.78 in associated legal expenses. As agreed in the Settlement Agreement, TWVC will withdraw all claims against the Company and its affiliates, and the parties are in the process of submitting the Settlement and Settlement Agreement for the court’s approval to conclude the associated litigation proceedings. The original amount of damages claimed by TWVC was approximately US$40 million, as disclosed in the Form 20-F filed in April 2025.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and other countries. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib, or future proceedings with respect to the Cayman Litigation, are forward-

looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2024, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.